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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL INC. (FORMERLY MAXCOR FINANCIAL INC.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SEAPORT PLAZA 19TH FLOOR
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson — (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Richard Lipson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BGC Financial Inc. (formerly Maxcor Financial Inc.) as of December 31, 2005 are true and correct. I further affirm that neither the Company, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

MARY DRAGONETTI
Notary Public, State of New York
No. 014754912
Qualified in Nassau County
Commission Expires Jan. 31, 2010

BGC FINANCIAL INC. (FORMERLY MAXCOR FINANCIAL INC.)
(SEC ID. No. 8-39012)
(NFA ID. No. 257116)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of
BGC Financial, Inc.:

We have audited the accompanying statement of financial condition of BGC Financial, Inc. (formerly Maxcor Financial Inc.) (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BGC Financial, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2006

BGC FINANCIAL INC. (FORMERLY MAXCOR FINANCIAL INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(in thousands, except share data)

Assets	
Cash at bank	$ 10,111
Cash segregated under federal and other regulations	100
Reverse repurchase agreements	10,000
Total cash and cash equivalents	20,211
Receivables from customers	9,844
Receivables from brokers, dealers and clearing organizations	19,770
Securities owned, held at clearing firm	19
Receivables from affiliates	4,348
Other	1,160
Total assets	$ 55,352
Liabilities and Stockholder's Equity	
Payables to brokers, dealers and clearing organizations	$ 7,960
Payables to affiliates	1,876
Accounts payable and accrued liabilities	4,078
Accrued compensation payable	7,726
Total liabilities	21,640
Stockholder's equity:	
Common stock, no par value - 200 shares authorized, 10 shares Issued and outstanding	13,705
Additional paid-in-capital	15,289
Retained earnings	5,571
Accumulated other comprehensive loss	
Foreign translation adjustments	(853)
Total stockholder's equity	33,712
Total liabilities and stockholder's equity	$ 55,352

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

Basis of Presentation: BGC Financial Inc. (formerly Maxcor Financial Inc.) (the "Company") is a U.S. registered broker-dealer with operations in New York and London. The Company is engaged in the inter-dealer brokering of various fixed income securities and repurchase agreements through its Euro Brokers Division. The Company is also engaged in the institutional sales, trading and research of equity securities.

The Company is an indirect wholly owned subsidiary of Maxcor Financial Group Inc. ("MFGI"), a U.S. financial services holding company. As of May 20, 2005, MFGI merged with BGC Partners, L.P., a subsidiary of Cantor Fitzgerald, L.P., ("Cantor") a privately held partnership. In addition to the operations of the Company described above, other subsidiaries and affiliates of MFGI conduct business as an inter-dealer broker of money market instruments, derivative products and securities in major financial centers around the world.

Use of estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this financial statement.

Cash and cash equivalents: The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell ("Reverse Repurchase Agreements"). Reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount deposited. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return amounts deposited when appropriate.

Securities transactions: Customers' securities transactions are recorded on a trade date basis.

Allowance for doubtful accounts: The Company maintains an allowance for doubtful accounts to reduce its billed receivables on name give-up brokerage transactions to the amount expected to be collected on such receivables.

Fixed assets: Fixed assets (included in other assets) are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line basis.

Fair value of financial instruments: The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market.

Income taxes: The Company files consolidated federal and combined state and local income tax returns for its U.S. operations with certain U.S. affiliates. The Company has the ability to offset the tax attributes of its U.K. operations with those of its U.K. affiliates. The Company and certain affiliates have an informal tax sharing arrangement which provides that the Company shall compute its income taxes on a separate company basis, except that the benefit of income tax losses will be allocated to the Company to the extent such losses are utilized in the consolidated and combined income tax returns or by other affiliates.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Foreign currencies: Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using exchange rates at the end of the year. Gains and losses on foreign currency translation of the financial statements of the London branch, together with the effect of exchange rate changes on inter-branch transactions of a long-term investment nature and related tax effects, are reflected as foreign translation adjustments in the accumulated other comprehensive income section of stockholder's equity.

2. Receivables from customers

Receivables from customers represent amounts billed on the Company's name give-up brokerage transactions, net of an allowance for doubtful accounts of $75.

3. Receivables from and payables to brokers, dealers and clearing organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily represent deposits with clearing organizations, amounts due on undelivered securities, primarily equity, institutional money markets and credit derivatives and also cash and margin transactions.

4. Related party transactions

Receivables from affiliates primarily consists of amounts due from Euro Brokers Inc. ("EBI"), the Company's direct parent, and other U.S. and U.K. affiliates, attributable to support services and other inter-company charges. Payables to affiliates represents amounts due to various U.S. and U.K. affiliates.

5. Employee benefit plans

EBI maintains a 401(k) defined contribution plan covering substantially all of the salaried employees of the Company. The Company's contributions to the 401(k) plan are, subject to a maximum limit, based upon a percentage of employee contributions.

6. Capital Distributions

In May 2005, the Company distributed $17,627 to its parent, in conjunction with the merger of MFGI and BGC Partners, L.P.

7. Regulatory Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, all as defined. At December 31, 2005, the Company had net capital of $21,630, which was $21,380 in excess of its required net capital. In addition, the Company's membership in the Government Securities Division of the Fixed Income Clearing Corporation requires it to maintain minimum excess regulatory net capital of $10,000 and stockholder's equity of at least $25,000. At December 31, 2005, the Company had stockholder's equity of $33,712.

8. Financial Instruments and Off-Balance-Sheet Risk

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Company enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Company is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Company incurring losses. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Company's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company. The Company monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Company has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Company's customer activities include the execution, settlement, custody and financing of various securities on behalf of customers. These activities may expose the Company to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Contingent Liabilities and Guarantee

U.K. National insurance: As part of its acquisition of the operations of Euro Brokers Financial Services Ltd. ("EBFSL") in 2002, the Company's London branch has assumed a contingent liability for demands by the Inland Revenue in the United Kingdom for the employer portion of National Insurance Contributions ("NIC") related to employee bonuses paid by EBFSL during the period from August 1995 to February 2001 in the amount of approximately £439 (approximately $780 at December 31, 2005), plus interest estimated at approximately £199 through December 31, 2005 (approximately $353). The Company has formally challenged these demands as it believes the respective bonus payment methods used did not require NIC payments under existing legislation. At December 31, 2005, the Company had reserved approximately £436 (approximately $749) against these demands from the Inland Revenue for NIC related to employee bonuses paid. Based upon this level of reserves, management does not anticipate the ultimate outcome of this will have a material adverse effect on its financial condition.

Guarantee: The Company is a member of the GSD-FICC. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse, all other members would be required to meet the shortfall. The Company's liability under this arrangement is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under this arrangement is remote. Accordingly, no contingent liability is carried in the statement of financial condition for this arrangement.

10. Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition of the Company.

The most significant matter includes the following:

NTL When-issued Equity Trades: On January 10, 2003, NTL Inc. ("NTL") emerged from Chapter 11 bankruptcy under an amended plan of reorganization providing for the issuance of 50 million shares of common stock. The Company and other participants in the when-issued trading market for NTL shares, which began in September 2002 after confirmation of NTL's prior plan of reorganization that contemplated the issuance of 200 million shares, expected the settlement of their when-issued trades would be adjusted to reflect the equivalent of a one-for-four reverse stock split. A number of buyers of NTL when-issued shares, seizing upon a Nasdaq advisory issued on January 14, 2003 that Nasdaq would neither cancel nor adjust such trades, either have retained the full, unadjusted number of shares delivered to them as a result of certain automated settlement processes or are demanding compensation for the remaining unadjusted number of shares not delivered to them if settlement was made on an adjusted basis.

In February 2003, the Company filed a suit in the New York State Supreme Court (the "Court"), naming all of its counterparties to its NTL when-issued trades, in order to seek a uniform, adjusted settlement of these trades. Similar proceedings, some seeking settlement on an adjusted basis, others on an unadjusted basis, also were commenced by other parties to NTL when-issued trades against their counterparties, including the Company, both in the Court and before NASD.

In March 2005, the Court granted a summary judgment motion made by the Company and issued a decision stating that all NTL when-issued trades among the parties before the Court should be settled on an adjusted and uniform basis. In July 2005, based upon this decision, the Company obtained a judgment from the Court entitling the Company to collect a total of $3,600 (inclusive of interest) from those counterparties that received and retained unadjusted deliveries of NTL shares from the Company. The judgment remained subject to collection, however, as both it and the underlying decision had been appealed by a number of the Company's counterparties.

In January 2006 a permanent settlement was reached regarding the NTL when-issued trades, which had no material impact on the statement of financial condition.

11 . Subsequent Event

At the end of February 2006, the Company elected to close the businesses of institutional sales, trading and research of equity securities, enabling it to more closely focus on the remaining aspects of its businesses.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2006

BGC Financial, Inc.
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of BGC Financial, Inc. (formerly Maxcor Financial Inc.) (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP